

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Via U.S. Mail</u>
Mr. Steve Hamilton
Chief Financial Officer
Reliant Home Warranty Corporation
350 Bay Street
Suite 250
Toronto, Ontario M5H 2S6

August 16, 2007

RE: **Reliant Home Warranty Corporation**
        Form 10-KSB for Fiscal Year Ended December 31, 2006
        Filed April 3, 2007
        File No. 0-29827

Dear Mr. Hamilton:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director